

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Dr. Whitney Haring-Smith
Chief Executive Officer
Anzu Special Acquisition Corp I
12610 Race Track Road, Suite 250
Tampa, FL 33626

> **Re: Anzu Special Acquisition Corp I**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed August 24, 2023**
> **File No. 333-271920**

Dear Dr. Whitney Haring-Smith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed August 24, 2023

Management's Discussion And Analysis of Financial Condition And Results Of Operations of Anzu, page 190

1.   Please present the results of operations analysis for years ended December 31, 2022 vs December 31, 2021.

The Anzu Board's Reasons for the Business Combination, page 224

2.   We note your revised disclosure in response to comment 5, including your disclosure that "[t]he Anzu Board considered a range of scenarios, with assumptions around Envoy's market share of cochlear implants and potential revenue in future years and the multiple of revenue at which Envoy might trade." Please disclose the "range of scenarios"

considered, including the specific, underlying assumptions. Please also revise your disclosure to further describe the comparable companies analysis considered by the board, including how the board arrived at a valuation of "less than 5% of Cohclear Ltd." Your disclosure should include a discussion of how the board considered the revenues, earnings, and market capitalizations of the named comparable companies, including relevant assumptions, and how the company arrived at these assumptions. For example, disclose how the board determined that Envoy was valued at a similar revenue multiple to Cochlear, and how the board arrived at this revenue multiple.

　You may contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:　　David Slotkin